FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Introduces First CDMA-enabled BlackBerry Pearl	4

Document 1

October 1, 2007

For Immediate Release

RIM Introduces First CDMA-enabled BlackBerry Pearl

The small, smart and stylish BlackBerry Pearl 8130 smartphone features powerful communications, rich multimedia, built-in GPS and support for high-speed EV-DO networks

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® Pearl™ 8130, the first BlackBerry Pearl smartphone to run on CDMA networks. The new model stays true to the highly acclaimed style and compact design of the BlackBerry Pearl and comes packed with new features including communications enhancements, a striking new software interface, rich multimedia capabilities, built-in GPS and support for high-speed EV-DO networks.

“With its unique blend of functionality and design, the BlackBerry Pearl smartphone has been turning heads and winning praise from business users and consumers alike,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The new BlackBerry Pearl 8130 builds on all the great features and aesthetic design that people love about the BlackBerry Pearl and offers an exceptional new choice for CDMA customers that are looking to upgrade their mobile phone.”

The BlackBerry Pearl 8130 includes all of the features that have made BlackBerry® smartphones popular among mobile users, including unrivaled email and messaging (SMS, IM, MMS*), web browsing, organizer and more. The new smartphone also expands on its communications and multimedia features and presents the entire offering with a striking new software interface.

ULTRA-SLEEK & STYLISH DESIGN

The BlackBerry Pearl 8130 features a sleek, compact design measuring just 4.2” x 1.97” x .55” and weighing only 3.38 oz. It provides an intuitive user experience through its trackball navigation system and RIM's popular SureType™ keyboard system. SureType -- which allows a narrower handset design while maintaining easy phone dialing and message typing -- has been enhanced to allow word completion, easier editing misspelled words and a built-in spell checker.

ENHANCED SOFTWARE INTERFACE

The BlackBerry Pearl 8130 features an updated visual interface and integrates a new font rendering technology that displays characters beautifully, with enhanced legibility at even the smallest point sizes. The new technology is evident throughout the visual interface, complementing the new look of the BlackBerry® email client, calendar, address book, task list, memo pad and web browser, while also enhancing other applications.

The BlackBerry® Browser is further improved with a new "Page View" option that displays a full web page on the screen along with a magnifying glass that allows the user to quickly and accurately point and zoom in on a specific area of the web page. Users can also press and hold the trackball to toggle between the "Column View" (which presents the web page in a continuous column for easy reading and scrolling on the go) and the “Page View.” The new BlackBerry Browser also provides quicker access to Bookmarks and History, and supports the 3GPP RTSP Streaming protocol via EV-DO, so users can view streaming video from sites like m.youtube.com.

RICH MULTIMEDIA FEATURES

The BlackBerry Pearl 8130 comes with a 2 megapixel camera with 5x digital zoom and enhanced flash. The new camera also supports video capture in two resolutions: 240x180 or 176x144 for sharing via MMS.

The media player now allows users to create and edit playlists right on the handset. Alternatively, users can manage their media files from their PC with the Roxio® Media Manager for BlackBerry®, which is included with the BlackBerry® Desktop Manager software. The Roxio software was developed with Sonic® and is based on the award-winning Roxio Easy Media Creator® 9, making it easy for users to search for media files on their computer, view and organize them, create MP3 music files from CDs, add audio tags, album art, create playlists and convert files for optimal playback.

Roxio Photosuite® 9 LE is also included – this comprehensive tool makes it easy to edit pictures and create photo albums. Pictures can also be cropped, rotated and straightened, redeye can be removed, and brightness, contrast and saturation levels can all be changed.

The BlackBerry Pearl 8130 supports the Bluetooth® stereo audio profile (A2DP/AVRCP), and comes with a 3.5 mm stereo headset jack so users can plug in their preferred headphones or speakers. The handset also provides the convenience of an externally accessible microSD/SDHC memory card slot for additional storage of music, videos and pictures.

BUILT-IN GPS AND NAVIGATION

The BlackBerry Pearl 8130 includes built-in GPS to provide out-of-the-box support for location-based applications and services*. BlackBerry® Maps, which can conveniently guide users to their destination, now includes a local search capability that allows users to find local businesses, such as banks, hotels and restaurants, within a short driving distance. The local search feature in BlackBerry Maps was developed with support from Google™.

ADVANCED PHONE FEATURES

The BlackBerry Pearl 8130 offers many convenient phone features including Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), Bluetooth® 2.0 support for hands-free use with headsets, car kits and Bluetooth peripherals, dedicated 'send', 'end', and 'mute' keys, smart dialing, speed dialing, conference calling, call forwarding, a low-distortion speakerphone for hands-free conversations and support for polyphonic, mp3 and MIDI ring tones.

The smartphone also includes new features that enhance phone audio quality including enhanced background noise, wind and echo cancellation for better performance in loud environments like airports, restaurants or busy downtown streets. An 'enhance call audio' feature also allows the user to boost the phone audio's bass or treble while on a call.

ACCESSORIES

The BlackBerry Pearl 8130 also comes with a variety of accessories, including a stereo headset, travel charger, carrying pouch and USB cable. Additional accessories for BlackBerry handsets, including premium leather holsters and totes, an automotive charger, and Bluetooth headsets are available through retail outlets or online at www.shopblackberry.com.

The BlackBerry Pearl 8130 is supported on BlackBerry® Internet Service, giving users access to up to 10 supported business or personal email accounts (including most popular ISP email accounts), as well as BlackBerry® Enterprise Server, enabling advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments.

The BlackBerry Pearl 8130 will be available in two colors – silver and amethyst – from CDMA carriers in North America beginning in November 2007.

For more information, visit www.blackberrypearl8130.com

* Check with carrier for supported services.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability or makes any representation, warranty or guarantee in relation to third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 1, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations